SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                        --------------------------------

                           RHEOMETRIC SCIENTIFIC, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

NEW JERSEY                          0-14617                  61-0708419
----------                          -------                  ----------
(STATE OR OTHER JURISDICTION        (COMMISSION              (IRS EMPLOYER
OF INCORPORATION)                   FILE NUMBER)             IDENTIFICATION NO.)

                        ---------------------------------

                               One Possumtown Road
                          Piscataway, New Jersey 08854
                    (Address of Principal Executive Offices)

                                 (732) 560-8550
              (Registrant's Telephone Number, Including Area Code)

                           RHEOMETRIC SCIENTIFIC, INC.
                               One Possumtown Road
                          Piscataway, New Jersey 08854

--------------------------------------------------------------------------------
             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER
--------------------------------------------------------------------------------

      This Information Statement is being mailed on or about February 18, 2000 to holders of record as of February 17, 2000 of shares of common stock, no par value ("Common Stock"), of Rheometric Scientific, Inc., a New Jersey corporation (the "Company"), in connection with the appointment of four persons nominated by Andlinger Capital XXVI LLC ("Andlinger"), as directors of the Company otherwise than at a meeting of the stockholders of the Company pursuant to a Securities Purchase Agreement, dated as of February 17, 2000 (the

"Purchase Agreement"), between the Company, Andlinger and Axess Corporation ("Axess"), and the resignation of five of the seven directors of the Company.

      Pursuant to the Purchase Agreement, the Company has agreed to sell to Andlinger for an aggregate purchase of one million eight hundred and twenty-five thousand dollars ($1,825,000), (i) 10,606,000 shares of Common Stock ("Andlinger Shares"), and (ii) warrants to purchase (x) 2,000,000 shares of Common Stock exercisable at an exercise price of $1.00 per share and (y) 4,000,000 shares of Common Stock exercisable at an exercise price of $3.00 per share ("Andlinger Warrants"). In connection with the transaction contemplated under the Purchase Agreement, Axess has agreed to cancel the Company's indebtedness to Axess of approximately $8,205,907, plus interest accrued after January 1, 1999 in exchange for (x) the payment by the Company to Axess of three million five hundred thousand dollars ($3,500,000); (y) the issuance to Axess of a promissory note ("Axess Note") in the principal amount of one million dollars ($1,000,000) payable upon the sole of a business unit of the Company, and (z) the issuance to Axess of a warrant ("Preferred Stock Warrant") to purchase 1,000 shares of the Company's non-voting Convertible Redeemable Preferred Stock, no par value ("Preferred Stock") to be issued, subject to stockholder approval.

      Concurrently with the closing of the Purchase Agreement, the Company, Andlinger and Axess will enter into a registration rights agreement (the "Registration Rights Agreement") providing for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the (i) Andlinger Shares and the shares of Common Stock owned by Axess; (ii) shares of common stock issuable upon exercise of the Andlinger Warrants; and (iii) the shares of Common Stock issuable upon conversion of the Preferred Stock. Furthermore, the Company, Andlinger and Axess (i) will enter into a stockholder's agreement (the "Stockholders' Agreement") with respect to certain matters related to the shares of Common Stock and Preferred Stock owned by or to be owned by such stockholders and (ii) a voting agreement (the "Voting Agreement") pursuant to which Axess and Andlinger have agreed to vote their respective shares in favor of the matters submitted for stockholder approval.

      Simultaneously with the closing, five members of the Company's Board of Directors (Messrs. Bogner, Bromm, Eschbach, A. Giacco and Hendricks) will resign from their positions as directors of the Company effective (the "Resignation Effective Date") not sooner than ten days after the date this Schedule 14F was mailed to the stockholders of record of the Company on February 17, 2000 and transmitted to the Securities and Exchange Commission (the "SEC"). In connection with the transactions contemplated by the Purchase Agreement, four individuals nominated by Andlinger became directors of the Company (the "Designees"). Information with respect to the Designees is set forth below.

      It is contemplated that the Company will promptly after the Closing, submit to its stockholders for approval proposals to (i) increase the authorized number of shares of Common Stock to 49,000,000 shares; (ii) authorize 1,000,000 shares of preferred stock and (iii) authorize the issuance of the preferred stock (collectively, "Charter Amendment") in order to facilitate the transactions contemplated hereby. At the Closing, Axess is contributing an additional 4,400,000 shares of Common Stock to the Company, in exchange for the Company's agreement to reissue from the Company 4,400,000 shares of Common Stock (the "Axess Reissue Shares") subject to the effectiveness of the Charter Amendment.

      No action is required on the part of the stockholders of the Company in order to effect the appointment of the Designees. Nevertheless, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least ten days prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders. As a result of the resignation of five directors effective on the Resignation Effective Date, on such date the newly appointed directors will constitute a majority of the members of the Board of Directors. As of February 17, 2000 there were 13,161,739 shares of common stock issued and outstanding, the holders of which shares are entitled to cast one vote per share on all matters submitted to a vote of stockholders.

      The information contained in this Information Statement concerning the Designees has been furnished to the Company by Andlinger and the Company assumes no responsibility for such information. The principal executive offices of the Company are located at one Possumtown Road, Piscataway, New Jersey 08854 and the principal executive offices of Andlinger are located at 105 Harbor Drive, Suite 125, Stamford, Connecticut 06902.

Information Regarding the Designees

      None of the Designees is a director of, or holds any position with, the Company, and none of the Designees owns any shares of Common Stock. The name, age, present principal occupation of employment and five-year employment history of each of the Designees are set forth below. Each Designee's term of office as a director of the Company will expire at the 2000 Annual Meeting of Stockholders or at the time such Designee's successor is duly elected and appointed qualified. Unless otherwise indicated, the business address of each of the Designees is One Possumtown Avenue, Piscataway, New Jersey 08854.

                         Board of Directors - Designees

Robert M. Castello            59    Principal, Andlinger & Company, Inc. since
                                    1995; Chairman, X.O. Tec, a medical products company, since 1997. Was President and CEO of CBI Holding Co., a pharmaceutical wholesaler. Previously Mr. Castello held
                                    Vice Presidential positions at McKesson Drug
                                    Co., Seatrain Lines, and W.R. Grace.

Mark F. Callaghan             48    Principal, Andlinger & Company, Inc. since
                                    1999; Independent consultant in mergers and acquisitions from 1995 to 1999. Vice
                                    President, Panorama Press from 1994 to 1995.
                                    Mr. Callaghan
                                    is a member of the Board of Directors of CyberAlert Inc., and of Craftshop.com.

David R. Smith                70    Chairman, M-Tec, a manufacturer of
                                    specialized materials used in extreme
                                    temperature and harsh environments servicing the automotive and aerospace industries, as well as paper, chemical, refining and electrical power plant exhaust systems, since August 1995; formerly a principal at Andlinger & Company since June 1, 1984 and
                                    President from June 1, 1994 to October 1998.
                                    Mr. Smith formerly served on the Board of United Stationers.

Merrick G. Andlinger          41    Principal, Andlinger & Company since 1999;
                                    President and CEO of Pure Energy
                                    Corporation, a motor fuel and chemical
                                    development company from 1996 to 1999;
                                    Managing Director and co-head of the Global
                                    Energy and Power Group in the Corporate
                                    Finance department of Smith Barney Inc. from
                                    1994 to 1996; member of the Board of
                                    Directors of CyberAlert Inc. and formerly
                                    Pure Energy Corporation.

Information Regarding Directors of the Company prior to the Closing

      The Board of Directors of the Company each have a term expiring at the 2000 Annual Meeting of Stockholders. At each Annual Meeting, Directors are elected for a term ending year or until on the date of the next Annual Meeting.

      The name, age, principal occupation for the last five years, selected biographical information and period of service as a Director of the Company of each of the nominee for election as a director are set forth below. Information regarding the Directors of the Company prior to the Closing is as of December 31, 1999.

                                  Principal Occupation or Employment During the Past
                                                    Five Years and
         Name            Age             Office (if any) Held in the Company           Director Since
         ----            ---             -----------------------------------           --------------
Alexander F. Giacco      80       Chairman of the Board since August                        1993
                                  31, 1997, President and Chief
                                  Executive Officer since February 6,
                                  1998. Managing Director, Axess
                                  Corporation, since its inception in
                                  1991; prior thereto Chairman of
                                  HIMONT Incorporated, a plastics
                                  manufacturing company, since its
                                  formation (1983-1991), and served as
                                  CEO (1987-1990). Mr. Giacco is the
                                  father of Richard J. Giacco.

Leonard Bogner           59       President, Bogner Business                                1995
                                  Consultants, Inc. since its
                                  formation in November 1994; prior
                                  thereto, Senior Chemicals Research
                                  Department Analyst, Prudential
                                  Securities Brokerage Firm, from May
                                  1986 to October 1994.

Walter M. Bromm          65       Retired; prior thereto, Senior Vice                       1998
                                  President, Montell, Inc., a
                                  polyolefin materials company, from
                                  1993 to 1997, and Senior Vice
                                  President, HIMONT Incorporated, a
                                  plastics manufacturing company from
                                  1987 to 1993.

Alan R. Eschbach         53       President, Flow Technology, Inc. an                       1997
                                  instrumentation company specializing
                                  in flow measurement products since
                                  February, 1998; prior thereto
                                  President and Chief Executive
                                  Officer, Rheometric Scientific, Inc.
                                  from August 31, 1997 to February 6,
                                  1998 and Director since August 31,
                                  1997; Executive Vice President,
                                  Chief Operating Officer from
                                  November 1994 to August 1997; and
                                  Vice President, Domestic &
                                  International Sales & Marketing from
                                  October 1988 to November 1994.

Richard J. Giacco        47       Vice President, Rheometric                                1992
                                  Scientific, Inc. since February 19,
                                  1998; Vice President

                                  and General Counsel, Axess Corporation since its inception in 1991; prior thereto served as associate general counsel for Safeguard
                                  Scientifics, Inc., a computer software and electronics company since 1985. Mr. Giacco is the son of Alexander F. Giacco.

R. Michael Hendricks     62       President, Axess Corporation since                        1992
                                  its inception in 1991; prior thereto
                                  served as president and chief
                                  operating officer of HIMONT
                                  Incorporated, a plastics
                                  manufacturing company, since 1983.

Robert K.Prud'homme      52       Professor of Chemical Engineering at                      1981
                                  Princeton University since 1978;
                                  Consultant to Dow Chemical Company,
                                  Block Drug, Helene Curtis, and
                                  Rhodia Incorporated.

Compensation of Directors

      Non-employee directors of the Company are paid an annual retainer fee of $3,000, plus $1,000 per Board meeting attended in person and reimbursement of their travel expenses. No fees are paid for committee meetings or special telephonic meetings. On March 1, 1999, Richard J. Giacco, a Director of the Company received a grant of an option to purchase 75,000 shares of Common Stock of the Company for $.29 per share.

Board Committees

      The Board of Directors has a Stock Option and Compensation Committee (the "Compensation Committee"), which is responsible for administering the Option Plan. The members of the Compensation Committee are Messrs. Bogner, Hendricks, and Bromm. During the last fiscal period ended December 31, 1999, the Compensation Committee held one meeting.

      The Board of Directors has an Audit Committee which reviews the scope and procedures of the audit activities of the independent auditors and their reports on their audits. It also reviews reports from the Company's financial management and independent auditors on compliance with corporation policies and the adequacy of the Company's internal accounting controls. The members of the Audit Committee are Messrs. Hendricks and Bogner, and Dr. Prud'homme. The Audit Committee held one meeting during the last fiscal period ended December 31, 1999.

      During the last fiscal period ended December 31, 1999, the Board of Directors held seven meetings. No director attended fewer than 75% of the aggregate of the meetings of the board and committees to which such directors was assigned.

Executive Officers

      The following is a list of names and ages of all the executive officers of the Company, as of December 31, 1999, indicating all positions and offices held with the registrant by each such person and each such person's principal occupations or employment during the past five years.

       Name                 Age as of December 31, 1999            Offices and Positions Held
       ----                 ---------------------------            --------------------------

Alexander F. Giacco                     80                  Chairman of the Board since August 31, 1997,
                                                            President and Chief Executive Officer since
                                                            February 6, 1998. Managing Director, Axess
                                                            Corporation since its inception in 1991;
                                                            prior thereto Chairman of the Board of
                                                            Directors of HIMONT Incorporated, a plastics
                                                            manufacturing company, since its formation
                                                            (1983-1991), and served as CEO (1987-1990).
                                                            Mr. Giacco is the father of Richard J.
                                                            Giacco.

Joseph Musanti                          42                  Vice President, Finance & Materials and Chief
                                                            Financial Officer since June 1, 1997 and
                                                            Treasurer and Assistant Secretary since July
                                                            17, 1997; prior thereto Director of
                                                            Operations from November 1994 to June 1,
                                                            1997; UK Financial Manager from April 1994 to
                                                            November 1994; Manager, Materials, Cost, and
                                                            Inventory from October 1992 to April 1994.

Ronald F. Garritano                     61                  Vice President, Technology since June 1992,
                                                            Vice President of Engineering since July
                                                            1977.

Matthew Bilt                            57                  Vice President, Human Resources and
                                                            Administration since July 17, 1997; prior
                                                            thereto Vice President, Human Resources from
                                                            November 10, 1994 to July 17, 1997; prior
                                                            thereto, Vice President, Human Resources and
                                                            Administration from May 3, 1994 to November
                                                            10, 1994

                                                            and Director of Human Resources from June 2,
                                                            1986 to May 3, 1994.

Donald W. Becker                        42                  Vice President, Sales and Marketing, Americas
                                                            since April 1999, prior thereto Sales and
                                                            Marketing Manager 1998, prior thereto to
                                                            Marketing Manager 1997-1998, and Rheology
                                                            Product Manager, Americas 1989-1997.

Richard J. Giacco                       47                  Vice President and General Counsel, Axess
                                                            Corporation since its inception in 1991;
                                                            prior thereto served as associate general
                                                            counsel for Safeguard Scientifics, Inc., a
                                                            computer software and electronics company
                                                            since 1985. Mr. Giacco is the son of
                                                            Alexander F. Giacco.

                           SUMMARY COMPENSATION TABLE

         The following table sets forth a summary of all compensation paid or accrued by the Company for services rendered during the last fiscal years December 31, 1999, 1998, and 1997, to the Company's chief executive officer and the four most highly compensated executives of the Company whose aggregate salary and bonus exceeded $100,000 for the last fiscal period ended December 31, 1999 (the "Named Executive Officers"):

                                                                                           Long Term
                                                                                          Compensation
                                                    Annual Compensation                      Awards
                                                    -------------------                      ------

                                                                                            Securities
Name and Principal                                                       All other          Underlying
    Position                          Year     Salary($)    Bonus    compensation ($)(1)     Options
    --------                          ----     ---------    -----    -------------------     -------
Alexander F. Giacco (2)               1999            0       0              0                 0
  President, Chief
Executive Officer, and
Director

Ronald F. Garritano                   1999     $165,385     $ 0       $  2,813                 0
  Vice President                      1998      162,860       0          2,813            50,000
                                      1997      146,506       0          2,672                 0

Matthew Bilt                          1999     $127,500       0       $  2,586                 0
  Vice President, Human               1998      128,049       0          2,414            15,000
Resources                             1997      116,693       0          1,660                 0

Joseph Musanti,                       1999     $134,807       0       $  2,250                 0
  Vice President, Finance             1998      128,616       0          2,250            40,000
and Chief Financial Officer

Donald W. Becker,                     1999     $125,468       0       $  2,250            15,000
   Vice President, Sales
and Marketing, Americas

----------
(1)  Company contributions under the Savings and Investment Retirement Plan.

(2) Mr. Alexander F. Giacco is the managing director of the Company's parent and serves as CEO. In that capacity, he received no compensation either directly or indirectly.

(3)  Mr. Eschbach resigned on February 6, 1998.

(4) Mr. Davis served as President and CEO of the Company from September 20, 1993 to August 31, 1997. The Company and Axess verbally agreed that the Company would pay to Axess a management fee, equal to $150,000 per year, for said services.

Option Exercises and Holdings

      The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the last fiscal year.

    Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

                         Number of Securities Underlying      Value of Unexercised In-the-
                         Unexercised Options at 12-31-99 (#)  Money Options at 12-31-99 ($)

                          Exercisable      Unexercisable      Exercisable       Unexercisable
                          -----------      -------------      -----------       -------------
Ronald F. Garritano          26,000           42,000           $  1,375            $4,125
Matthew Bilt                 10,800           13,600           $    413            $1,238
Joseph Musanti               14,875           31,625           $  1,100            $3,300
Donald W. Becker              4,125           11,375           $    413            $1,238

----------

Stock Options

      The Company currently has a Non-Qualified Stock Option Plan (the "1996 Plan"). The 1996 Plan was adopted by the Board of Directors in February, 1996 and approved by the shareholders in June 1996. Options to purchase 170,000 shares of common stock were granted to employees during the 12-month period ended December 31, 1999.

Employment Agreements

      The Company amended and restated written employment agreements with Mr. Bilt in December 1998 and with Mr. Garritano in March 1998, and with Mr. Musanti in October 1999. In addition, the Company entered into a written employment agreement with Mr. Becker in May 1999. Under these agreements, base annual salary is $150,000 for Mr. Garritano, $115,000 for Mr. Bilt, $120,000 for Mr. Musanti, and $80,000 for Mr. Becker, all subject to discretionary increase by the Board of Directors. Messrs. Bilt, Musanti and Becker's employment agreements had or have an initial term of one year and can be continued from year to year thereafter at the option of the Company. Mr. Garritano's agreement, which was amended in March 1998, has an initial term of three years and can be continued from year to year thereafter.

      The employment agreements contain a provision that provides for the executives to be compensated should their employment be terminated upon a change of control. Messrs. Bilt,

Musanti and Becker's agreements indicate that they would be entitled to receive one year's base pay, plus any bonus participation or other benefit that the executive may be entitled to for up to one year. Upon a termination resulting from a change of control, Mr. Garritano's employment agreement provides for the greater of the term of the agreement or one year's base pay, plus any bonus participation or other benefit to which he may be entitled to in that period. If a change of control were to occur today and Mr. Garritano's employment was terminated, Mr. Garritano would be entitled to receive one year's base pay, plus any bonus participation or other benefit to which he may be entitled to in that period.

      Mr. M. Starita, father of Dr. Joseph M. Starita, past Chairman of the Board, was party to a contract entered into in 1982, which entitled him to be paid $15,000 per year for a period of 10 years following his retirement. During fiscal year ended June 30, 1985, Mr. M. Starita received an advance payment of $45,115 with respect to such post-retirement payments. The amount so advanced will be deducted from the post-retirement payments to be made to him. Mr. M. Starita's post-retirement payments commenced during 1994.

                   SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

      The following table sets forth certain information as of February 17, 2000 concerning the ownership of common stock by (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of common stock, and the beneficial ownership of each such person, (ii) each current member of the Board of Directors of the Company, (iii) the Company's five most highly compensated executed officers and (iv) all current directors and executive officers of the Company as a group.

                                                                 Shares
                                                           Beneficially Owned
                                                                   (1)
                                                          ----------------------
Name and Address*                                           Number       Percent
-----------------                                           ------       -------

Axess Corporation                                         10,076,257       76.6%
100 Interchange Blvd
Newark, Delaware 19711-3549

Alexander F. Giacco, Chief Executive Officer,
Chairman of the Board                                         81,000(2)      **

Alan R. Eschbach, Ex-Chief Executive Officer,
Director                                                      27,240         **

Leonard Bogner, Director                                      25,000         --

Walter M. Bromm, Director                                     25,000         --

Richard J. Giacco, Vice President and Director                78,000(3)      **

R. Michael Hendricks, Director                                 3,000         **

Robert K. Prud'homme, Director                                25,000         --

Matthew Bilt, Vice President, Human Resources
& Administration                                              12,900         **

Ronald F. Garritano, Vice President, Technology               29,735         **

Joseph Musanti, Vice President, Finance &
Materials                                                     14,875         **

Donald W. Becker, Vice President, Sales &
Marketing, Americas                                            4,125         **

All Directors and executive officers as a group
(11 persons)                                                 325,875         **

---------------
* Addresses are given for beneficial owners of more than five percent of the Company's common stock only.

** Represents beneficial ownership of less than 1% of the Company's common stock.

(1) In accordance with Rule 13d-3 under the 1934 Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock (1) over which he or she has or shares voting or investment power, or (2) of which he or she has the right to acquire beneficial ownership at any time within 60 days from February 16, 2000. "Voting power" is the power to vote or direct the voting shares and "investment power" is the power to dispose or direct the disposition of shares. All persons shown in the table above have sole voting and investment power, except as otherwise indicated.

(2) Includes beneficial ownership of 10,000 shares held as custodian for grandchildren.

(3) Includes beneficial ownership of 1,000 shares held in an investment partnership for the benefit of his children and managed by Mr. Giacco.

Axess Corporation Common Stock Ownership

         The following table sets forth information as of December 31, 1999 with respect to shares of Axess common stock beneficially owned by Company directors, director nominees, Named Executive Officers, and all directors and executive officers as a group. Individuals in each group who are not listed own no shares of Axess.

                                                                   Shares
                                                             Beneficially Owned
                                                                     (1)
                                                           ---------------------
Name and Title with Company                                 Number       Percent
---------------------------                                 ------       -------

Robert E. Davis, Ex-Chief Executive                        469,565        21.6%
Officer and Ex-Director(2)

Alexander F. Giacco, President, Chief Executive            469,565(3)     21.6%
Officer and Chairman of the Board

Richard J. Giacco, Vice President and Director              46,957         2.6%

R. Michael Hendricks, Director                             187,826(4)      8.6%

All RSI directors and executive officers as a              704,348        32.8%
group

----------
(1) Axess is a privately held Delaware corporation established in 1991. See footnote 1 above.

(2)   Robert E. Davis retired effective August 31, 1997.

(3) 446,087 shares (20.3%) are owned by revocable trust for which Mr. A. Giacco is the settlor, a beneficiary and trustee. 23,478 shares (1.3%) are held by a company in which Mr. A. Giacco has sole voting power.

(4) Held by a revocable trust for which Mr. Hendricks is the settlor, a beneficiary and a trustee.

Compensation Committee Report on Executive Compensation

      Decisions on compensation of the Company's executives generally are made by the three-member Compensation Committee. Each member of the Compensation Committee is a non-employee director. All decisions by the Compensation Committee relating to the compensation of Company's executive officers are approved by the full Board of Directors.

      Executive Compensation Policies. The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation that integrate compensation with the Company's annual and long-term performance goals, reward above-average corporate performance, recognize individual initiative and achievements, and assist the Company in attracting and retaining qualified executives. Target levels of the executive officer's overall compensation are intended to be consistent with others in the Company's industry.

      All the Named Executive Officers, other than Messrs. Davis, A. Giacco and
R. Giacco, are employed pursuant to written employment agreements which establish their base annual salary. The terms of the agreements in the judgment of the Compensation Committee are standard and appropriate for these executives and accordingly were endorsed by the Compensation Committee and ratified by the remaining members of the Board.

      The Compensation Committee endorses the position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholder's interests in the enhancement of shareholder value. Thus, the Compensation Committee has utilized these elements in compensation packages for its executive officers by providing significant Incentive Stock Options.

      Named Executive Officers, other than Mr. A. Giacco, may be granted options to purchase common stock and are eligible to participate on the same terms as non-executive employees in the Company's Savings and Investment Retirement Plan (the "Savings Plan"), a broad-based plan which accords benefits based on pre-established formulas and eligibility criteria, as well as Company group life and health insurance plans. All decisions with respect to option grants will be made solely by the Compensation Committee, subject to approval by the full Board of Directors.

      President and CEO Compensation. As Chief Executive Officer of the Company from September 20, 1993 until August 31, 1997, Mr. Davis did not receive any compensation from the Company. The Company agreed to pay Axess a management fee of $150,000 per year for services to be rendered by Mr. Davis. Mr. Davis had devoted substantially all of his time on behalf of Axess to the Company during his tenure. Mr. Davis retired on August 31, 1997. The management fee for the fiscal year ended December 31, 1997 was $100,000.

      Mr. Eschbach became President and Chief Executive Officer on August 31, 1997 when Mr. Davis retired. During Mr. Eschbach's tenure as President and Chief Executive Officer (August 31, 1997 to February 6, 1998), he was compensated pursuant to his employment agreement with the Company and received no additional compensation upon becoming President and CEO. On February 6, 1998, Mr. Alexander
F. Giacco became President and Chief Executive

Officer. Mr. A. Giacco receives no compensation from the Company, and Axess has elected not to require the Company to pay a management fee for said services.

                                            Respectfully submitted,


                                            Leonard Bogner
                                            R. Michael Hendricks
                                            Walter Bromm

Stock Performance Chart

      The following table sets forth comparative information regarding the Company's cumulative shareholder return on common stock over the last five fiscal years ended December 31, 1999. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period. The Company's cumulative shareholder return based on an investment of $100 at the beginning of the five-year period beginning January 1, 1995, is compared to the cumulative total return of the Nasdaq Market Index and an index comprised of public companies whose securities have been trading publicly since January 1, 1995 and which report under the standard industrial classification code 3826 (34 companies excluding the Company) (the "Peer Group Index").

                         Comparison of Cumulative Total

                                Return Among RSI,
                     SIC Code Index, and NASDAQ Market Index
                      For the Five Years December 31, 1999

                              [PERFORMANCE CHART]

[The following was depicted as a line chart in the original printed material]

                                                          December 31,
                                   -------------------------------------------------------------
COMPANY/INDEX/MARKET                1994       1995       1996       1997       1998       1999
--------------------                ----       ----       ----       ----       ----       ----
Rheometric Scientific, Inc.        100.00     120.00     155.01      75.01      22.51      40.01
SIC Code Index                     100.00     160.26     191.77     227.51     285.70     462.23
NASDAQ Market Index                100.00     129.71     161.18     197.16     278.08     490.46

                      ASSUMES $100 INVESTED ON JAN 1, 1995
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING DEC. 31, 1999

Source:  Media General Financial Services

                SOURCE AND AMOUNT OF FUNDS FOR CHANGE IN CONTROL

      Pursuant to the Purchase Agreement, the Company has agreed to sell to Andlinger, for an aggregate purchase price of $1,825,000, (i) Adlinger Shares and (ii) Andlinger Warrants to purchase (x) 2,000,000 shares of Common Stock exercisable at an exercise price of $1.00 per share and (y) 4,000,000 shares of Common Stock exercisable at an exercise price of $3.00 per share. Axess is canceling $8,205,907 (plus accrued interest) of debt owed to Axess by the Company in exchange for (x) the payment of cash of $3,500,000; (y) issuance of a promissory note by the Company for the principal amount of $1,000,000 payable upon the sale of a business unit of the Company, and (2) a warrant to purchase 1,000 shares of the Company's Preferred Stock.

      Closing under the Purchase Agreement is subject to Andlinger securing a new senior credit facility for the Company, for which Andlinger has received a commitment letter, which is subject to the satisfactory completion of other refinancing arrangements and due diligence and third party approvals as required. The three year credit facility is proposed to be for an aggregate amount of $13,000,000 payable with interest at the Eurodollar plus 2 1/2 percent per annum.

                              CERTAIN TRANSACTIONS

      On September 30, 1999, Axess and the Company consolidated all outstanding debt of the Company to Axess, in an Amended and Restated Subordinated Unsecured Working Capital Note (the "Note") made by the Company in favor of Axess in the amount of $8,205,907.09. The debt consolidated under the Note included outstanding principal, unpaid interest through December 31, 1998, amounts due to Axess under a management agreement with the Company and amounts due to Axess for insurance premium advances. The Note bears interest at 12% payable monthly and is due February 28, 2002.

      At the Closing, Axess has agreed to cancel $8,205,907 (plus interest thereon) owned to it by the Company in exchange for (x) the payment by the Company to Axess of $3,500,00 in cash; (y) the issuance to Axess of the Axess
Note in the principal amount of $1,000,000 payable upon the sale of a business unit of the Company; and (z) the issuance to Axess of a Warrant to purchase 1,000 shares of the Company's non-voting Convertible

Redeemable Preferred Stock to be issued, subject to stockholder approval, pursuant to the Company's Certificate of Incorporation.

      Pursuant to the Purchase Agreement, the Company has agreed to sell to Andlinger for an aggregate purchase of one million eight hundred and twenty-five thousand dollars ($1,825,000), (i) Andlinger Shares and (ii) Andlinger Warrants to purchase (x) 2,000,000 shares of Common Stock exercisable at an exercise price of $1.00 per share and (y) 4,000,000 shares of Common Stock exercisable at an exercise price of $3.00 per share. In connection with the transactions contemplated under the Purchase Agreement, Axess has agreed to cancel the Company's indebtedness to Axess of approximately $8,205,907, plus interest accrued after January 1, 1999 in exchange for (x) the payment by the Company to Axess of three million five hundred thousand dollars ($3,500,000); (y) the issuance to Axess of the Axess Note in the principal amount of one million dollars ($1,000,000) payable upon the sale of a business unit and (z) the issuance to Axess of a warrant to purchase 1,000 shares of the Company's Preferred Stock to be issued, subject to stockholder approval.

      Concurrently with the closing of the Purchase Agreement, the Company, Andlinger and Axess will enter into the Registration Rights Agreement providing for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the (i) Anglinger Shares; (ii) shares of common stock issuable upon exercise of the Andlinger Warrants; and (iii) the shares of Common Stock issuable upon conversion of the Preferred Stock. Furthermore, the Company, Andlinger and Axess (i) will enter into the Stockholders' Agreement with respect to certain matters related to the shares of Common Stock and Preferred Stock owned by or to be owned by such stockholders, and (ii) have entered into the Voting Areement pursuant to which Axess and Andlinger have agreed to vote their respective shares in favor of the matters submitted for stockholder approval.

Securities Purchase Agreement

      On February 18, 2000, the Company, Andlinger and Axess entered into the Purchase Agreement, pursuant to which the Company has agreed to sell to Andlinger for an aggregate purchase of one million eight hundred and twenty-five thousand dollars ($1,825,000), (i) the Andlinger Shares and (ii) Andlinger Warrants to purchase (x) 2,000,000 shares of Common Stock exercisable at an exercise price of $1.00 per share and (y) 4,000,000 shares of Common Stock exercisable at an exercise price of $3.00 per share. In connection with the transactions contemplated under the Purchase Agreement, Axess has agreed to the cancellation of the Company's indebtedness to Axess of approximately $8,205,907, plus interest accrued after January 1, 1999 in exchange for (x) the payment by the Company to Axess of three million five hundred thousand dollars ($3,500,000); (y) the issuance to Axess of the Axess Note in the principal amount of one million dollars ($1,000,000) payable upon the sale of a business unit of the Company; and (z) the issuance to Axess of the Preferred Stock Warrant to purchase 1,000 shares of the Company's Series A Stock to be issued, subject to stockholder approval. In order to lessen the dilution to the stockholders, Axess is contributing 2,800,000 shares of Common Stock of the Copany owned by Axess to the Compay owned by Axess to the Company. Axess is also contributing 4,400,000 shares to the Company in exchange for the Axess Reissue Shares.

Registration Rights Agreement

      On February 18, 2000, the Company, Andlinger and Axess entered into the Registration Rights Agreement providing for the registration under the Securities Act, of the (i) Andlinger Shares; (ii) shares of Common Stock issuable upon exercise of the Andlinger Warrants; (iii) the shares of Common Stock issuable upon conversion of the Preferred Stock Warrant; and (iv) the Axess Reissue Shares.

Subordinated Promissory Note

      The Company will issue the Axess Note to Axess at the closing of the Purchase Agreement (the "Closing"), pursuant to which the Company promises to pay to Axess the aggregate principal sum of $1,000,000, bearing interest at 6% per year. The interest on the Axess Note is due and payable in quarterly installments commencing on March 31, 2001 and on the first day of each calendar quarter thereafter, until the loan has been paid in full. Subject to the Company's prepayment obligation discussed below, commencing on March 31, 2001 and on the first day of each calendar quarter thereafter through and including December 31, 2005, the Company is obligated to make a payment of $50,000 as repayment of a portion of the principal amount of the loan. The entire unpaid principal balance and unpaid accrued interest shall become due and payable on February 28, 2006. Additionally, at the time of the closing of the sale of the Company's business division, currently operated under the name "Process Control Rheometer Business", the Company is required to pay to Axess, as a prepayment on the Axess Note, the net proceeds received by the Company to the extent such net proceeds exceed $820,000. In the event that the net proceeds are insufficient to satisfy in full the then outstanding principal balance on the loan, the net proceeds shall be applied in inverse order of maturity and the quarterly payments of principal and is obligated to continue until the Axess Note is repaid in full. The Company may upon at least three days notice to Axess, prepay the principal amount under the Axess Note.

Warrant for Series A Convertible Redeemable Stock

      At the Closing, Axess will be granted the Preferred Stock Warrant to purchase 1,000 shares of the Series A Stock at any time or from time to time after the Closing at an aggregate purchase price of

      $1.00 through 5:00 p.m. (New York City time) on February 18, 2009 or ten years after the date of original issue. The Preferred Stock Warrant shall not be exercisable until, and must be exercised upon, the completion of the filing of an amendment to the Company's Certificate of Incorporation. The Preferred Stock Warrant and shares of Series A Stock are subject to the anti-dilution provisions set forth in the Preferred Stock Warrant.

Terms of Series A Stock

      No dividends shall accrue or be payable with respect to the Series A Stock. The Preferred Stock shall rank, with respect to distributions upon liquidation, dissolution or winding-up of the Company, senior to all classes or series of Common Stock, preferred stock or other capital stock of the Company except that the Company may issue up to 1,000 shares of preferred stock on a pari pasu basis with the Series A Stock, provided the terms of such preferred stock relating to the conversion price, conversion ratio and redemption or distribution are the same as the Series A Stock. Each share of Series A Stock shall be convertible at the Holder's option, during the redemption period, into 1,000 shares of the Company's Common Stock, subject to adjustments, at a conversion price per share of Common Stock of $1.00. In order to prevent dilution of the conversion right granted, the conversion price and the number of shares of Common Stock into which each share of Series A Stock shall be convertible shall be subject to adjustment from time to time as provided in the Amendment to the Company's Certificate of Incorporation.

      The Series A Stock is subject to certain mandatory redemption dates, commencing on the first anniversary of the Closing Date (as such term is defined in the Purchase Agreement and ending on the fifth anniversary of such Closing Date. Two hundred shares of Series A Stock shall be converted at each such anniversary date at a price per share of $1,000. The Holders of Series A Stock shall not be entitled or permitted to vote, except as otherwise required under New Jersey law or as follows: without approval of at least 90% of the shares of Series A Stock then outstanding, voting or consenting, as the case may be, separately as a single class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting called for the purpose, the Company will not, directly or indirectly, amend, modify or repeal the Certificate of Incorporation (including without limitation by filing any other certificate of designation) or by-laws of the Company so as to adversely affect in any manner, or take any action other that may adversely affect in any manner, the specified designations, rights, preferences, privileges or voting rights of the Series A Stock.

Stockholders' Agreement

      At Closing, the Company, Andlinger and Axess will enter into a Stockholders' Agreement pursuant to which the parties agreed, without the prior written consent of the other stockholders, not to transfer any securities except in accordance with certain conditions.

Voting Agreement

      On February 17, 2000, the Company, Andlinger and Axess entered into the Voting Agreement, pursuant to which Andlinger and Axess each agreed to vote any shares of capital stock of the Company, now or hereafter owned by them, in favor of the Charter Amendment and for all matters relating thereto. The Voting Agreement terminates upon the earlier of (i) the effectiveness of the Charter Amendment, (ii) the termination of the Purchase Agreement, or (iii) ten years from the date of the Purchase Agreement.

Material Proceedings

      No director, officer or affiliate of the Company, owner of record or beneficially of more than five percent of any class of voting securities of the Company or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the 1934 Act requires the Company's officers, directors, and beneficial owners of more than 10% of the outstanding Common Stock to file reports of their ownership of common stock and changes in such ownership with the Securities and Exchange Commission. The Company believes that during 1999 all such filings were made on a timely basis.